UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Information to be included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Link Motion Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6429X 100

(CUSIP Number)

China AI Capital Limited Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola VG1110, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS China AI Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represent 70,175,439 Class B common shares held by the China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Rui Chi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 70,175,439 Class B common shares held by China AI Capital Limited. Mr. Rui Chi is one of two directors of China AI Capital Limited and beneficially owns 50% of the outstanding ordinary shares of China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Yu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,175,439 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,175,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 70,175,439 Class B common shares held by China AI Capital Limited. Mr. Yu Li is one of two directors of China AI Capital Limited and beneficially owns 50% of the outstanding ordinary shares of China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

Item 1. Security and Issuer.

This Amendment No. 1 amends the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 23, 2018. The original Schedule 13D of the Reporting Persons is hereinafter referred to as the “Original Statement.” Capitalized terms used herein have meanings as assigned thereto in the Original Statement unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is supplemented as follows:

On September 19, 2018, China AI and the Issuer entered into a first amendment to the Subscription Agreement, pursuant to which China AI and the Issuer agreed to amend Section 2b of the Subscription Agreement. Prior to such amendment, Section 2b stated that Issuer is empowered to declare the unpaid portion of the Acquired Shares (as defined in the Subscription Agreement) forfeited to the Issuer and to cancel such unpaid portion of the Acquired Shares if the Closing under the Subscription Agreement has not occurred by September 19, 2018. Following such amendment, Section 2b states that the Issuer is empowered to do so only if the Closing under the Subscription Agreement has not occurred by November 19, 2018.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	First Amendment to Subscription Agreement, dated September 19, 2018, by and between China AI Capital Limited and Link Motion Inc., incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K/A furnished by Link Motion Inc. to the SEC on September 25, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2018

China AI Capital Limited

By:	/s/ Rui Chi
Name: Rui Chi
Title: Director

By:	/s/ Yu Li
Name: Yu Li
Title: Director

Rui Chi

By:	/s/ Rui Chi

Yu Li

By:	/s/ Yu Li